MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2013

The following Management’s Discussion and Analysis (“MD&A”) for Timmins Gold Corp. together with its wholly owned subsidiaries (“Timmins” or the “Company”) is prepared as of May 7, 2013 and relates to the financial condition and results of operations for the three months ended March 31, 2013. The three months ended March 31, 2013 is also referred to as the “current period”, “first quarter” or “Q1 2013”. Past performance may not be indicative of future performance. This MD&A should be read in conjunction with the condensed interim consolidated financial statements (“interim financial statements”) and related notes for the three months ended March 31, 2013 which have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting using accounting consistent with International Financial Reporting Standards (“IFRS” or “GAAP”).

The first, second, third and fourth quarters of the Company’s fiscal years are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively. All amounts are presented in United States dollars (“US dollars” or “USD”), the Company’s presentation currency, unless otherwise stated. References to “C$” and “MXP” are to Canadian dollars and Mexican pesos, respectively.

Statements are subject to the risks and uncertainties identified in the “Risks and Uncertainties”, “Cautionary Note to U.S. Investors” and “Cautionary Note Regarding Forward-Looking Statements” sections of this document. The Company has included the non-GAAP performance measure of cash cost per gold ounce on a by-product basis throughout this document. For further information, see the “Non-GAAP Measures” section of this document.

FIRST QUARTER HIGHLIGHTS

-	Metal revenues were a record $45.9 million, compared to $35.7 million during the same prior year period. This represents a 29% increase over the prior year.

-	Profit from operations was a record $19.3 million, compared to $13.0 million during the same prior year period. This represents a 48% increase over the prior year.

-	Earnings were a record $14.3 million or $0.10 per share, compared to $5.6 million or $0.04 per share during the same prior year period.

-

Cash flows from operations were a record $21.8 million or $0.15 per share, compared to $13.1 million or $0.09 per share during the same prior year period. This represents a 51% and 67% increase, respectively, over the prior year.

-

Cash at March 31, 2013 was $26.9 million after investing $18.8 million in exploration and plant expansion. Cash at March 31, 2012 was $18.4 million after investing $5.8 million in exploration and plant expansion.

-

The Company produced a record 28,328 ounces of gold and sold a record 28,642 ounces of gold, compared to 21,532 and 21,235, respectively, during the same prior year period. This represents a 32% and 35% increase of ounces produced and sold, respectively, over the prior year.

-

The Company’s cash cost per ounce on a by-product basis was $703, compared to $715 during the same prior year period. This decrease in cash costs is due to cost reduction initiatives implemented in 2012 including a reduction in mining services cost to $1.59 per tonne of material mined from $1.64 per tonne in the original contract and reduced cyanide costs as well as higher grades realized in the current quarter of 0.83 g/t Au compared to the same prior year quarter 0.77 g/t Au.

-	The drill program at the San Francisco Gold Property (the “Gold Property”) continued in Q1 2013 with a total of 86,023 meters drilled as follows:

A total of 50,803 meters of drilling were completed in and around the San Francisco open pit gold mine (“the Mine”);
A total of 21,030 meters were drilled on the La Chicharra open pit gold mine (“La Chicharra”) located two kilometers west of the Mine; and
A total of 11,753 meters were drilled in exploration areas outside of the San Francisco and La Chicharra pits with an additional 2,437 meters of core drilling.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2013
(in United States dollars, tabular amounts in thousands, except where noted)

-	Significant milestones:

During March 2013, the Company produced and sold a record 12,457 and 15,396 ounces of gold, respectively; and
Processed a record average of 19,908 tonnes per day.

RECENT DEVELOPMENTS

-	During April 2013, the Company completed the drilling of 16,465 meters on the Gold Property details of which are included in the Company’s news release dated April 30th , 2013.

OVERVIEW OF THE BUSINESS

Timmins Gold Corp. is a publicly traded gold producer engaged in the operation, development, exploration and acquisition of resource properties in Mexico. The Company owns and operates the Mine in the state of Sonora, Mexico. The Mine and La Chicharra are collectively known as the the San Francisco Gold Property, or the Gold Property. The Company has title to the approximately 200,000 hectares of exploration claims in and around the Gold Property.

The Company also has title to the TIM claims located in the state of Zacatecas, Mexico. The Company has also entered into a property option agreement to earn an interest in the San Onesimo mineral concessions located in the state of Zacatecas, Mexico. The Company also has title to the Santa Maria del Oro claim in the state of Jalisco, as well as 40,000 hectares in the state of Nayarit, Mexico for the El Capomo property.

The Company’s common shares are listed on the Toronto Stock Exchange (TSX: TMM) and the New York Stock Exchange MKT (NYSE MKT: TGD). Further details on Timmins Gold Corp. can be found in the Company’s associated documents, including its Annual Information Form, at www.sedar.com or on the Company’s website at www.timminsgold.com.

OUTLOOK

The Company’s growth strategy is to produce 125,000 - 130,000 ounces during 2013, to achieve 2013 cash cost guidance of $700 - $750 per ounce and to increase its reserve base through a number of initiatives, including the following:

-	Increasing crushing capacity throughput at the Gold Property to 30,000 t/d;
-	Commencing production at La Chicharra;
-	Increasing the capacity of the ADR gold plant to meet production; and
-	Continuing the Company’s exploration program, which is currently targeting 150,000 meters in 2013 (100,000 meters at the Mine and the balance to be conducted at La Chicharra and other regional targets) with an estimated total cost (including assays) of $100 per meter.

These growth initiatives are expected to be financed by internal cash flow generated from the operations at the Gold Property.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2013
(in United States dollars, tabular amounts in thousands, except where noted)

REVIEW OF FINANCIAL RESULTS
		Q1 2013		Q1 2012
Gold sold (oz)		28,642		21,235
Silver sold (oz)		14,313		11,740
Average realized gold price (per oz)		$1,602		$1,681
Average London spot gold price (per oz)		$1,632		$1,691
Metal revenues		$45,889		$35,688
Profit from operations		$19,253		$13,043
Earnings		$14,291		$5,623
Earnings per share
-basic		$0.10		$0.04
-diluted		$0.10		$0.04
Cash flows from operations		$21,824		$13,131
Cash dividends declared	$	Nil	$	Nil

Earnings for the Company increased to $14.3 million for Q1 2013, compared to $5.6 million for Q1 2012 as a result of the following factors:

Metal revenues

The Company sold 28,642 gold ounces at an average realized gold price of $1,602 per ounce, compared to sales of 21,235 gold ounces at an average realized gold price of $1,681 per gold ounce during Q1 2012. Total metal revenues from mining operations were $45.9 million, compared to $35.7 million during Q1 2012.

Cost of sales

Production costs, which comprise the full cost of operations less depreciation and depletion, form a component of cost of sales and were $20.5 million, compared to $15.6 million during Q1 2012. This increase is substantially attributed to the increased number of ounces sold.

Depletion and depreciation costs form a component of cost of sales and were $3.0 million, compared to $2.2 million during Q1 2012. This resulted from the increased number of ounces sold.

Corporate and administrative expenses

Corporate and administrative expenses decreased to $3.1 million, compared to $4.8 million during Q1 2012. Share-based payments form a component of the corporate and administrative expenses and decreased to $0.4 million from $2.4 million during Q1 2012. This decrease is a direct result of having no share options issued during Q1 2013. Salaries increased to $1.0 million compared to $0.6 million during Q1 2012 while consulting fees decreased to $0.4 million compared to $0.6 million during Q1 2012. This offset is partially due to the hiring of additional personnel during Q1 2013 to fill positions previously outsourced.

Finance expense

Finance expense was $0.5 million, compared to $0.8 million during Q1 2012. The C$18.0 million debt agreement with Sprott Resource Lending Partnership was renegotiated during 2012 and now carries a cash interest rate of 8% rather than 12% under the original terms.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2013
(in United States dollars, tabular amounts in thousands, except where noted)

Income tax expense

Income tax expense was $4.9 million, compared to $6.2 million during Q1 2012. The current tax expense decreased to $2.1 million, compared to $5.8 million during Q1 2012 due to accelerated deductions enacted during the current quarter as well as currency fluctuations. Deferred tax expense was $2.8 million, compared to $0.4 million during Q1 2012. The effective tax rate for the three months ended March 31, 2013 was impacted by the non-deductibility of the share-based payments and increase in unrecognized tax assets of both the Canadian parent and non-operating Mexican subsidiary.

REVIEW OF QUARTERLY FINANCIAL RESULTS
												Three			Three			Three
												months			months			months
		Q1		Q4		Q3		Q2		Q1		Dec.31,			Sep.30,			Jun. 30,
		2013		2012(2)		2012(2)		2012(2)		2012(2)		2011	(1)		2011	(1)		2011	(1)
Gold sold (oz)		28,642		24,241		25,153		23,499		21,235		21,895			16,917			17,965

Silver sold (oz)		14,313		16,203		13,857		14,452		11,740		11,635			8,640			8,622
Average realized gold price (per oz)		$1,602		$1,703		$1,660		$1,624		$1,681		$1,621			$1,670			$1,504
Average London spot gold price (per oz)		$1,632		$1,722		$1,652		$1,609		$1,691		$1,688			$1,702			$1,506
By-product cash cost (per oz)		$703		$723		$668		$709		$715		$646			$580			$ 533
Metal revenues		$45,889		$40,596		$41,748		$38,160		$35,688		$35,495			$28,249			$27,025
Profit from operations		$19,253		$16,385		$19,166		$14,345		$13,043		$15,793			$10,334			$10,449
Earnings		$14,291		$12,270		$13,691		$6,715		$5,623		$11,531			$3,596			$5,747
Earnings per share, basic and diluted		$0.10		$0.09		$0.10		$0.05		$0.04		$0.08			$0.03			$0.04
Cash flows from operations		$21,824		$16,615		$15,426		$9,610		$13,131		$11,457			$7,821			$6,026
Cash dividends declared	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil		$	Nil		$	Nil

(1) Due to the change in year-end from March 31 to December 31 during the three months ended December 31, 2011, there is no Q3 period for the nine months ended December 31, 2011. Also, the previously reported Q1 2012 and Q2 2012 periods have been renamed to “three months June 30, 2011” and “three months September 30, 2011”, respectively, so that the quarterly periods during calendar 2012 could be named Q1 2012, Q2 2012, Q3 2012, and Q4 2012.
(2) Due to the adoption of IFRIC 20 - Stripping Costs in the Production Phase of a Surface Mine which was effective January 1, 2013 and applied retroactively to January 1, 2012, previously reported Q1 2012, Q2 2012, Q3 2012, and Q4 2012 numbers have been recast in the table above. There was no impact to 2011 previously reported figures included in the table above. Please refer to note 3a)ii to the interim financial statements.

Trend analysis

Metal revenues generally trended higher over the past eight quarters as the Company has benefited from high gold prices and increasing volume of gold ounces sold. Higher realized gold prices and gold sales have resulted in generally improved financial results.

Profit from operations and earnings have also trended upwards. The increase in the price of gold has been more influential on the bottom line than higher cash costs. In general, the quarterly results depict the improvement in the throughput of the operation and leaching process, as well as increasing metals prices.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2013
(in United States dollars, tabular amounts in thousands, except where noted)

SAN FRANCISCO GOLD MINE - OPERATIONS REVIEW

The Mine, which was commissioned in April 2010, is located in the Arizona-Sonora desert in the northern portion of the Mexican state of Sonora. The Mine is an open pit operation, with crushing and heap leach processing facilities. The following is a summary of the Company’s production statistics:

	Q1 2013	Q1 2012
Ore processed (t)	1,787,262	1,255,477
Average ore processed grade (g/t Au)	0.83	0.77
Ore mined (dry tonnes)	2,187,046	2,060,062
Average ore mined grade (g/t Au)	0.71	0.59
Ore stockpiled (t)	399,784	804,585
Average ore stockpiled grade (g/t Au)	0.26	0.27
Waste mined (t)	6,375,048	3,879,662
Total mined (t)	8,562,094	5,939,724
Strip ratio	2.91	1.88
Total days in period	90	91
Average ore processed per day (t/d)	19,908	13,796
Gold produced (oz)	28,328	21,532
Silver produced (oz)	14,313	11,740

The Company produced 28,328 gold ounces and 14,313 silver ounces during the current period, compared to 21,532 gold ounces and 11,740 silver ounces during the same prior year period.

The Company mined 8.5 million tonnes from the Mine during the current period, compared to 5.9 million tonnes during the same prior year period. Dry tonnes of ore mined were consistent at 2.2 million tonnes of ore during the current period from 2.1 million tonnes of ore during the same prior year period. The strip ratio increased to 2.91 during the current period from 1.88 during the same prior year period as a result of a planned increase in waste being mined.

The Company increased total tonnes mined quarter over quarter through calendar 2010 and 2011, which led to a planned expansion of the crushing facilities from 14,000 t/d to 16,000 t/d. The Company commissioned the expansion in July 2011 with successful testing through July and August 2011. The Company has installed an additional crushing circuit which has brought total crushing capacity to 24,000 t/d.

The average grade of ore processed during the current period was 0.83 g/t Au compared to the the same prior year period of 0.77 g/t Au.

The Company stockpiled 0.4 million tonnes during the current period, compared to 0.8 million tonnes during the same prior year period.

The average grade of ore mined from the Mine during the current period was 0.71 g/t Au compared to the same prior year period of 0.59 g/t.

LIQUIDITY, CASH FLOWS AND CAPITAL RESOURCES

Liquidity

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2013
(in United States dollars, tabular amounts in thousands, except where noted)

Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, development and construction programs, its ability to obtain equity or other sources of financing, and the price of gold.

Factors that can impact the Company’s liquidity are monitored regularly and include the market price of gold, production levels, cash cost per gold ounce, capital costs, exploration expenditures, and foreign currency fluctuations.

The Company monitors and manages liquidity risk by preparing regular periodic cash flow forecasts, and seeking flexibility in financing arrangements. In today’s metal price environment, the Company anticipates that funding from operating cash flows should be sufficient to fund the Company’s commitments, working capital requirements and capital expenditures at its existing mining interests. This leaves the Company’s current cash balance available to pursue future growth plans. The Company had cash on hand at March 31, 2013 of $26.9 million. In addition, the Company has $20.7 million in accounts payable and accrued liabilities, and $17.4 million (C$18.0 million) in debt related to the Sprott loan facility.

Cash flow provided by operating activities will vary depending on the prices of gold, fluctuations in the Mexican peso value, total production, and the extent of expenditure on mine development and other capital projects during the year. The Company expects to generate positive cash flow from operating activities over the next year achieved through strong production results at the Mine.

Various tax and legal matters are outstanding from time to time. In the event that managements estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in the consolidated financial statements on the date such changes occur. The Company will also have commitments with regards to payments going to El Picacho and San Onesimo exploration properties at various dates until January 2015.

Cash flow

	Q1 2013	Q1 2012
Cash flow provided by operating activities	$21,824	$13,131
Cash flow used in investing activities	$(18,822)	$(5,759)
Cash flow (used in) provided by financing activities	$(352)	$1,045

Cash flow from operating activities for Q1 2013 was $21.8 million, compared to $13.1 million for Q1 2012. The main drivers are higher sales for the period resulting in profit before income tax of $19.2 million compared to $11.8 million during Q1 2012. Movements in trade receivables reduced cash flows by $4.8 million during Q1 2013, compared to an increase of $1.1 million during Q1 2012, while the movements in inventories and stockpile decreased cash flows by $2.3 million in Q1 2013, compared to $3.1 million in Q1 2012. Tax payments were $nil during Q1 2013, compared to $nil during Q1 2012 as a result of the Company continuing to use VAT receivable to pay income tax balance instalments.

Cash flow used in investing activities for Q1 2013 was $18.8 million, compared to $5.8 million for Q1 2012 as a result of a significant increase in expenditures on mineral properties, plant and equipment.

Cash flow used in financing activities for Q1 2013 was $0.4 million, compared to cash flow provided by financing activities of $1.0 million during Q1 2012. Cash flow from shares issued for cash was $nil during Q1 2013, compared to $1.6 million during Q1 2012.

At the Gold Property, a significant amount of the operating expenditures are denominated in Mexican pesos, while a significant amount of head office costs in Canada are denominated in Canadian dollars. Fluctuations in these currencies can have an impact on the Company’s costs. During the current period, the Mexican peso averaged MXP 12.65 to $1.00, and the Canadian dollar averaged C$1.01 to $1.00, compared to MXP 12.97 to $1.00, and C$1.00 to $1.00 during the three months ended December 31, 2011.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2013
(in United States dollars, tabular amounts in thousands, except where noted)

Capital resources

The capital of the Company consists of the consolidated equity and the loan facility, net of cash.

	March 31,	December 31,
	2013	2012
Equity	$162,746	$148,060
Loan facility	17,391	17,641
	180,137	165,701
Less: Cash	(26,852)	(24,188)
	$153,285	$141,513

At March 31, 2013, there were no externally imposed capital requirements to which the Company is subject and with which the Company has not complied.

The capital resources of the Company have increased to $153.3 million from $141.5 million at December 31, 2012 due to the increased profitability of the Company. The old debt agreement provided for a lump sum payment of principal on maturity in July 2012, with interest paid at the rate of 1% per month.

The loan is secured by among other things, a first charge on the assets of Molimentales del Noroeste, SA de CV. On July 5, 2012, the Company extended its long-term debt in the form of a loan facility. The new C$18.0 million loan facility will be repayable in full on or before December 31, 2013. The interest rate on the loan facility will be at 8% per annum. As part of the terms to the extension, the Company paid a fee to the lender of 2% of the loan facility value, payable in common shares of the Company priced at a 10% discount to the 10 day weighted average closing price of the shares. In the event the loan facility has not been repaid by July 28, 2013, a further fee of 1% of the loan facility amount outstanding on that date will be paid to the lender in shares priced at the same discount on that date.

NON-GAAP MEASURES

Cash cost per gold ounce

Cash cost per gold ounce on a by-product basis is a non-GAAP performance measure that management uses to assess the Company’s performance for the current period and its expected performance in the future. The Company has included the non-GAAP performance measure of cash cost per gold ounce on a by-product basis throughout this document. The Company reports the cash cost per gold ounce on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. As such, it is unlikely to be comparable to similar measures presented by other issuers. In reporting the cash cost per gold ounce on a by-product basis, the Company follows the recommendations of the Gold Institute Standard.

The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measure of performance prepared in accordance with GAAP.

The cash cost per gold ounce on a by-product basis is calculated by deducting the by-product silver credits from operating costs and dividing by the total number of gold ounces sold.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2013
(in United States dollars, tabular amounts in thousands, except where noted)

The following table provides a reconciliation of the cash cost per gold ounce on a by-product basis to the interim financial statements:

	Q1 2013	Q1 2012
Production costs	$20,505	$15,585
Less: By-product silver credits	(370)	(399)
Cash costs on by-product basis	20,135	15,186
Divided by gold sold (oz)	28,642	21,235
Total by-product cash cost per gold ounce	$703	$715

For further details on the calculation of production costs, refer to the notes to the interim financial statements. Cash cost per gold ounce is not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Other companies may calculate this measure differently.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

CHANGES IN ACCOUNTING STANDARDS

The Company has applied new and revised IFRS standards in the interim financial statements and has restated the 2012 comparative periods as disclosed in note 3a)ii to the interim financial statements. The most significant of these standards is the following:

Stripping costs in the production phase of a surface mine

IFRIC 20 - Stripping Costs in the Production Phase of a Surface Mine clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. IFRIC 20 includes guidance on transition for pre-existing stripping assets.

The Company has determined that the impact of the above standard is material to its interim financial statements due to changes to significant estimates and assumptions concerning componentization, capitalization, and depletion, as well as the elimination of pre-existing stripping assets that no longer existed at the start of the comparative period.

The adoption of the standard had the following impact on the consolidated statement of financial position at January 1, 2012 and at December 31, 2012:

	At January 1, 2012			At December 31, 2012
	As			As
	Previously	IFRIC 20	Adjusted	Previously	IFRIC 20	Adjusted
	Reported	Adjustment	Balance	Reported	Adjustment	Balance
Inventories	$29,183	$-	$29,183	$32,876	$(492)	$32,384
Mineral properties, plant and equipment, exploration and evaluation (1)	$ 107,677	$ (1,985)	$ 105,692	$ 136,312	$ 835	$ 137,147
Total assets	162,220	(1,985)	160,235	217,304	343	217,647
Deferred income tax	$22,562	$(566)	$21,996	$29,481	$98	$29,579
Retained earnings	$9,801	$(1,419)	$8,382	$45,869	$245	$46,114

(1)

The impact of IFRIC 20 applies to the deferred stripping balance previously disclosed of $25,168 (January 1, 2012 - $21,268). The adjustment shown is the change to the deferred stripping balance, net of accumulated depreciation.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2013
(in United States dollars, tabular amounts in thousands, except where noted)

The adoption of the standard had the following impact on the consolidated statement of earnings and comprehensive income for the year ended December 31, 2012 and Q1 2012:

Year ended
	December 31, 2012			Q1 2012
	As			As
	Previously	IFRIC 20	Adjusted	Previously	IFRIC 20	Adjusted
	Reported	Adjustment	Balance	Reported	Adjustment	Balance

Cost of sales (1)	$ 79,579	$ (2,328)	$ 77,251	$ 18,164	$ (360)	$ 17,804
Profit before income tax	$ 57,139	$ 2,328	$ 59,467	$ 11,424	$ 360	$ 11,784
Deferred income tax	6,919	98	7,017	813	(463)	350
Earnings and total comprehensive income for the period	$ 36,068	$ 2,230	$ 38,298	$ 4,800	$ 823	$ 5,623

(1)

Cost of sales includes depreciation and depletion. The decrease of $2,328 for the year ended December 31, 2012 cost of sales includes a reduction of $3,783 to costs of contract mining and a $1,455 increase to depreciation and depletion. The decrease of $360 for Q1 2012 cost of sales includes a reduction of $532 to costs of contract mining and a $172 increase to depreciation and depletion.

The adoption of the standard had the following impact on the consolidated statement of cash flows for the three months ended March 31, 2012:

	Q1 2012
	As
	Previously	IFRIC 20	Adjusted
	Reported	Adjustment	Balance
Profit before income tax	$11,424	$360	$11,784
Depletion and depreciation	$2,047	$172	$2,219
Inventories	(3,880)	768	(3,112)
Cash provided by operating activities	$11,832	$1,299	$13,131
Cash used in investing activities	$(4,460)	$(1,299)	$(5,759)
Cash provided by financing activities	$1,045	$-	$1,045

CONTROLS AND PROCEDURES

Disclosure controls and procedures

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified.

Management regularly reviews the Company’s disclosure controls and procedures however, they cannot provide an absolute level of assurance because of the inherent limitations in cost effective control systems to prevent or detect all misstatements due to error or fraud.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2013
(in United States dollars, tabular amounts in thousands, except where noted)

Management is also responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s CEO and CFO have concluded that these controls and procedures have been designed to provide reasonable assurance that financial information is recorded, processed, summarized and reported in a timely manner.

There have been no changes in the Company’s internal control over financial reporting during Q1 2013 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

RISKS AND UNCERTAINTIES

For a detailed listing of the risk factors faced by the Company, please refer to the Company’s MD&A for the year ended December 31, 2012.

CAUTIONARY NOTE TO U.S. INVESTORS

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result it reports its mineral reserves and resources according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101.

The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements are governed by Industry Guide 7 (“Guide 7”) of the Securities and Exchange Commission (the “Commission”). These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions.

For example, under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In particular, the Company reports “resources” in accordance with NI 43-101.

While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the Commission and generally, U.S. companies are not permitted to report resources in documents filed with the Commission. As such, certain information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the Commission.

In addition, an Inferred Mineral Resource has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and it cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

It cannot be assumed that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves, and it cannot be assumed that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the Commission.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information contained in this MD&A and the documents incorporated by reference in this MD&A constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2013
(in United States dollars, tabular amounts in thousands, except where noted)

All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this MD&A and the documents incorporated herein by reference include, but are not limited to statements and information regarding: the Company's future mining activities, including mining capacity, recoveries, cash costs, production and mine life; the Company's reserves and resources estimates; the Company’s exploration and development plans, including anticipated costs and timing thereof; the Company’s plans for growth through exploration activities, acquisitions or otherwise; and expectations regarding future maintenance and capital expenditures, working capital requirements, the availability of financing and future effective tax rates.

Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: that contracted parties provide goods and/or services in a timely manner, that no unusual geological or technical problems occur, that plant and equipment function as anticipated and that there is no material adverse change in the price of gold, costs associated with production or recoveries.

Forward-looking statements involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this MD&A and the documents incorporated herein by reference include, but are not limited to: risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits and conclusions of economic evaluations; results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks relating to possible variations in reserves, resources, grade, planned mining dilution and ore loss, or recovery rates and changes in project parameters as plans continue to be refined; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages and strikes) or other unanticipated difficulties with or interruptions in exploration and development; the potential for delays in exploration or development activities or the completion of feasibility studies; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; risks related to commodity price and foreign exchange rate fluctuations; the uncertainty of profitability based upon the cyclical nature of the industry in which the Company operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals or in the completion of development or construction activities; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment; and other factors contained in the section entitled “Risks and Uncertainties” in the MD&A for the year ended December 31, 2012.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

QUALIFIED PERSON

Scientific and technical information contained in this MD&A was reviewed and approved by Lawrence A. Dick, PhD, P.Geo, a “qualified person” as defined by National Instrument 43‐101 – Standards of Disclosure for Mineral Projects.